NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: WALMART INC.

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

Dear fellow Walmart shareholders,

We are writing to you as Walmart associates and shareholders from stores across the United States. Collectively we have more than one hundred years of experience working on the frontlines of Walmart’s business, keeping its stores running and serving its customers. Our deep expertise in the day-to-day operations of Walmart stores makes it clear to us that Walmart’s response to the coronavirus pandemic is failing workers and customers and is exacerbating material risks to shareholders.

To date, 21 of our fellow Walmart associates have died of COVID-19, and thousands more have tested positive for the disease.1 We have gone to work at Walmart, putting ourselves and our families at risk to serve customers. Some of us have joined at least 150,000 of our fellow associates staying home for our protection.2

For the world’s largest retailer and private sector employer, mismanagement of the current pandemic also poses fundamental risks to the company. The attached report details our concerns about Walmart’s handling of the crisis, including the results of our survey of 1,500 associates conducted in May of 2020. It illustrates a breakdown in the flow of information between leadership and what we see in our stores, inconsistency between stores on key policies, and a failure to incorporate and address associate concerns related to public and worker safety.

As Walmart’s founder, Sam Walton, said: “The folks on the front lines—the ones who actually talk to the customer—are the only ones who really know what's going on out there. You’d better find out what they know."3 Unfortunately, while Walmart management's disregard for employee perspectives predates this crisis, its failure in the current moment has magnified the risks to customers, associates, and shareholders.

Hourly employee representation on the Walmart Board is a proven solution to the governance challenges Walmart faces. As Walmart associates, we are committed to our jobs, stores, customers and communities. Our interests in a well-governed, responsible Walmart are aligned with long-term shareholders; our insights on the Board will help manage risks, identify opportunities, repair Walmart’s reputation and support sound decision-making to guide our company through this crisis, and future ones.

Therefore, we ask you to Vote FOR our proposal urging the Board to adopt a policy to consider hourly associates when selecting director candidates (Proposal 7).4

1

Please contact Lisa Lindsley at lisa@majorityact.org for more information or to arrange to speak with us.

Sincerely,

Carolyn Davis, New Bern, NC, Walmart store number #1300

Lashana Fraizer, Ladson, SC #3731

Patricia Garcia, El Paso, TX #5962

Emerald Gems, Gettysburg PA #1537

Glynnis Glerup, Lake St Louis, MO # 5313

Adana Hill, Victorville, CA #1588

Frankie Hobson, Sacramento, CA #4393

Mendy Hughes, Malvern, AR #0127

Sheena Kennedy, Minneapolis MN #3404

Melissa Love, Long Beach, CA #4101

Cissy Moran, Hermitage, PA  #1568

Cynthia L. Murray, Hyattsville, MD #1985

Laura A. Ortega, Dallas, TX #264

Martha Sellers, Paramount, CA, #2110

Sandra Sok, Tucson, AZ #4603

Brian Tarbill, Dixon IL #5399

Mary Pat Tifft, Kenosha, WI #1162

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Inadequate Response to COVID-19 and Breakdown of Board Oversight Demonstrate the Need for Hourly Associate Representation on the Walmart (WMT) Board of Directors

Executive Summary

Walmart’s status as the largest retailer and grocery chain in the country makes it a critical provider of essential goods, and in many communities it is one of the few places large crowds still gather. As cases of COVID-19 and deaths from the disease grow across the country, the risks to the company are escalating. There are already a number of COVID-19 outbreaks and deaths associated with Walmart stores.

Unfortunately, Walmart management’s actions have failed to keep pace with critical public health guidelines; frontline workers—known as associates at Walmart—continue to report a failure to fully implement changes in stores and have raised concerns about the enforcement and effectiveness of policies. This report is based on both the findings of a survey of 1,500 Walmart associates conducted in May 2020, weeks after Walmart had announced pandemic measures, such as limiting customer numbers and providing emergency leave, as well as qualitative interviews with associates.5 Key findings include:

●	Walmart delayed instituting customer limits in stores and management has failed to limit crowding in many stores. Only 9% of workers surveyed reported they could always maintain appropriate distancing at work weeks after store customer limits and other procedures were announced.
●	Associates report a lack of cleaning and protective equipment and insufficient time to clean, and they say that enhanced overnight cleaning is not happening at many stores. A UC Berkeley survey shows that Walmart lagged behind its peers in adopting new cleaning procedures and providing access to protective equipment. Only 2 in 5 Walmart workers surveyed said they trusted Walmart to keep them, their coworkers, and their customers safe during this crisis.
●	Walmart’s emergency leave policy contains dangerous gaps in coverage and incentivizes workers to come to work sick. Among associates surveyed, nearly half report that they are likely to come to work even if they feel unwell or are mildly ill. Of those, 58% cite fear of discipline or consequences as the primary reason for doing so.

Our findings demonstrate a breakdown in the feedback loop between Walmart’s Board of Directors, senior management, and frontline essential workers. The risks to the company of this breakdown are substantial and include reputational, operational, and legal risks.

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Walmart entered the crisis with longstanding and costly reputational headwinds related to its employment practices, as associates have repeatedly raised concerns regarding understaffing,6 problems with Walmart’s sick leave policy, and the increasing reliance on part-time work and ineligibility for health benefits that have gone unaddressed by Walmart management.7 The risks associated with these longstanding concerns have magnified as the COVID crisis unfolds, with heightened scrutiny around cases and deaths at Walmart locations, mistreatment of workers, store closures, absenteeism due to unsafe workplaces, and legal action against the company.

Board oversight is more important than ever. Rapidly evolving laws, public health guidance, and conditions at all levels make it vital for the Board to have the most accurate and timely information about conditions on the ground. This information is needed to lead the ongoing response to this crisis, oversee the effectiveness of management systems and implementation of Board guidance and priorities, and better prepare for the next challenges. This experience and perspective is particularly important as the only directors with disclosed retail experience on Walmart’s Board are not designated as independent: the CEO and members of the Walton family.

Board-level employee representation is a proven governance reform that would provide the necessary insight into risks and strengthen alignment between the long-term interests of both employees and shareholders. A non-management employee on the Board would provide crucial experience and insight to strengthen Board oversight, improve governance, and protect customers, associates and shareholders.

Walmart’s response to the coronavirus crisis has serious implications for customers, public health officials, suppliers, current and prospective associates and shareholders

Walmart is the world’s largest brick-and-mortar retailer and private sector employer. It dominates the grocery market in the U.S., with more than double the market share of its nearest competitor.8 In more than 200 markets around the country, Walmart accounts for 50 percent or more of grocery sales.9

With many states and cities ordering residents to stay home or shelter in place, Walmart’s status as a provider of essential goods makes it one of the few places in many communities where large numbers of people continue to gather. Recent reporting indicates that coronavirus infection rates are growing rapidly in smaller communities far from major coastal cities.10 As of early May, 86% of rural counties had at least one COVID-19 case, and four of the 10 counties with the highest COVID-19 death rates were in the rural South.11

Walmart’s management of customer and associate safety will be a crucial operational challenge for the foreseeable future, and will present ongoing challenges after public health restrictions are lifted. Already a number of outbreak clusters have occurred centered on Walmart stores. The city of Worcester, Massachusetts ordered a Walmart store closed over a growing outbreak (see case study).12 Another Massachusetts store, in Quincy, was closed after an investigation by public health officials identified a cluster of cases — which grew to 27— among associates, including one death.13 In late April, a store in Aurora, Colorado, was closed by order of the local health department after an outbreak involving at least 14 cases was identified. That outbreak led to two deaths of people working at the store and an employee’s family member.14

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Source: press reports15

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Associates report serious failures in Walmart’s management of the risks of the pandemic

In the face of the growing pandemic, Walmart has delayed in responding to critical public health guidelines. Even when policies have changed, workers continue to report inconsistency from store to store and failure to fully implement changes in stores, as well as concerns about the effectiveness of certain policies—concerns which Walmart has ignored.

Failure to ensure adequate social distancing

Walmart took more than seven weeks from when the CDC urged employers to plan for social distancing to announce limits on the number of customers permitted in stores (see Figure 1),16 and it continues to allow 900 people at a time in average supercenters.17 By that time, Maine had limited big-box stores like Walmart’s to only 100 customers,18 and limits were in place in Rhode Island and some municipalities.19

Since the new customer limits were announced on April 3rd, associates report ongoing crowding and inadequate enforcement of distancing within stores. Nearly three weeks later, a public health order closing a Walmart store in Colorado on April 23 cited the company for violating social distancing requirements in place in that state.20

Figure 1: Timeline of CDC communications and Walmart actions on social distancing

Source: CDC website, Walmart website21

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Our survey of more than 1,500 Walmart workers nationwide conducted in early May found that only 9% were able to always maintain at least six feet distance from other people while at work during the month of April (see Figure 2).22

Interviews conducted with store associates further illustrate the extent of crowding in stores and the lack of enforcement of distancing measures that has continued into late April and early May.

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Inadequate cleaning procedures and unavailability of cleaning and protective equipment

Our survey found that only 2 in 5 associates said they trust Walmart to keep them, their coworkers, and customers safe during the COVID-19 crisis.23 Associates report lack of cleaning and protective equipment and insufficient time to clean, and they say that enhanced overnight cleaning is not happening at many stores.

An associate in New Jersey filed a formal complaint with the Occupational Safety & Health Administration (OSHA) on May 4, 2020 which cited a troubling lack of cleaning:

“After these two employees were diagnosed with COVID-19, Walmart did not close the store or any departments to do extra cleaning to make sure the store was safe for employees or the public. The second of these two employees work in the deli and hot bar. Walmart did not even close the deli and hot bar for cleaning. Business just continued as usual. There is an announcement over the store speaker system that tells customers that Walmart has a ‘cleaning team.’ This is misleading. There is no special cleaning team. Instead, Walmart grabs a few employees and has them wipe down surfaces during their shift. Often, there is only one employee wiping down surfaces during a shift because we have been so understaffed.” 24

The persistence of these reports nearly two months into the pandemic raises serious concerns about Walmart’s implementation of its response measures. A nationwide retail survey earlier in the pandemic found Walmart lagging behind its grocery and big-box peers. A survey conducted by the Shift Project at UC Berkeley in March and April found that Walmart workers were less likely to report new cleaning procedures in stores (see Figure 3) and have access to personal protective equipment like gloves and masks than employees at all the other major grocery and big-box retail competitors studied (see Figures 3 and 4 below).25

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Walmart’s inadequate and unevenly applied emergency leave policy disincentivizes safe practices

Walmart’s emergency leave contains serious gaps in coverage. A confirmed COVID-19 diagnosis or mandatory quarantine is required to access additional paid leave under the policy.26 However, given the limited availability of testing and the fact that many workers are not eligible for health insurance, many sick employees are ineligible.27 Walmart’s regular time off policy assigns “points” to workers for days taken off from work; accumulation of points leads to termination.28 Walmart claims the temporary emergency policy waives these penalties, but some workers report that they are still receiving attendance “points” and risk losing their jobs as a result.

Walmart has failed to consistently communicate how the policies will apply in stores, with some workers reporting they had not been given any information from their store managers about the COVID-19 leave policy. As a result, many workers say they are still likely to report to work if they feel ill or unwell due to fear of being penalized if they stay home. Among associates surveyed, 45% report that they are likely to come to work even if they feel unwell or are mildly ill, with an additional 16% not sure whether they would come to work or not (see Figure 5).29

Figure 5: Likelihood of surveyed Walmart workers to report to work if feeling unwell

Source: UFR Survey, May 2020

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Of those workers highly or somewhat likely to come to work even if unwell, the primary reason reported was fear of being penalized by management via points, loss of hours, or other disciplinary action if the worker did not show up for their shift (58%). A further 14% of workers reported that they would work when ill because they could not access paid sick leave, and 28% of workers reported that they could not afford to miss a shift.30

Lack of notification of COVID-19 cases and potential exposure

Despite CDC guidance stating that, “[i]f an employee is confirmed to have 2019-nCov infection, employers should inform fellow employees of their possible exposure to 2019-nCoV in the workplace but maintain confidentiality as required by the Americans with Disabilities Act (ADA),”31 store management is not consistently informing workers about positive cases in stores or potential instances of exposure. As noted above, in Worcester, Massachusetts, local management waited until they were contacted by concerned public health officials to disclose that they were already aware of 23 cases in the store.

The family of Wando Evans, a Walmart associate from Evergreen Park, Illinois, who died of COVID-19 on March 25, brought a wrongful death suit against the company.32 The family charged that the store was not properly cleaned and associates were not given masks, gloves, antibacterial wipes or other protective gear. The family also charged that management initially ignored the fact that Evans and other employees exhibited symptoms consistent with COVID-19 and sent him home only two days before his death.33 Four days after Evans’s death, another Walmart associate who worked in the store, Phillip Thomas, also died.34

In response to these and other notification failures, Walmart workers launched a website, areyousafe.work, to track infections and conditions in stores to better inform both workers and customers of the risks they face.

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Walmart’s mishandling of this crisis poses substantial risks to the company and shareholders

The coronavirus pandemic poses unprecedented reputational, operational and legal risks to Walmart. News of infections and deaths at Walmart locations, mistreatment of workers, store closures, absenteeism due to unsafe workplaces, and legal action against the company are all key concerns. However, while the coronavirus pandemic presents new challenges, many of the shortcomings in Walmart’s response stem from long-standing issues that have previously been flagged by associates. Workers have repeatedly questioned Walmart’s routine practice of understaffing, increasing reliance on part-time staff, inaccessible health benefits, and problematic sick leave policy. For example, prior to the pandemic, 88% of Walmart associates surveyed reported they had come to work sick.35

Walmart’s low-road reputation heightens the risk of crisis mismanagement

Walmart’s poor reputation, particularly with respect to its workers, has impacted its ability to open new stores in key markets and access valuable urban and affluent customers, costing the company more than $95 billion per year in lost sales, according to a 2015 UCLA study.36 Walmart has invested heavily in attempts to address this gap since Doug McMillon became CEO in 2014.37 Despite initial improvements in surveys of public perceptions, Walmart’s reputation has once again fallen, and Walmart consistently ranks last or close to last in consumer surveys.38

During McMillon’s tenure, the company has failed to open even a single store in the five cities identified in 2015 as lacking any Walmart stores. This means the company still has no stores in four of the nation’s ten highest income cities:39 San Francisco (2nd),40 Seattle (3rd),41 Boston (7th)42 and New York (10th).43

Figure 6: Selection of news headlines featuring Walmart from April and May 2020

Source: press reports44

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Even the company’s attempt to enter New York City with home deliveries from its Jet.com online service lasted only one year, amidst multiple operational failures.45

Media coverage of corporate conduct with respect to employee welfare has increased substantially during the pandemic. According to consumer surveys conducted by RepTrak, 59% of respondents believe a company’s response on workforce issues during the pandemic could impact its long-term reputation and 61% believe companies should be offering additional benefits and health care at this time.46

Crisis heightens operational risk

Failing to adequately maintain sanitary store conditions and responding slowly to initial cases open Walmart to the risk that larger outbreaks will lead to unplanned or longer closures under mandatory public health orders. As noted above, the Worcester, Massachusetts store was forcibly shut down by authorities with shoppers still in the store, due to an outbreak and failure to comply with distancing measures.47 Localized outbreaks and forced store closures risk not only the lost sales during the time of closure, but also lost future sales from worried customers.

In addition to store closures, requirements to perform enhanced cleaning and quickly stock shelves to meet high levels of customer demand create substantial risks that Walmart will now have insufficient numbers of trained workers to staff its stores.

Associates publicly raised the operational impacts of Walmart’s labor cuts with investors as early as 2011, when they described the consequences of short-staffing on their ability to keep shelves stocked and stores clean.48 Management failed to act. In 2015, Walmart’s then-new US CEO publicly acknowledged that stores were untidy and inventory languished in backrooms and vowed to remedy those problems.49 Pandemic labor disruption— added workloads, call-outs and staff shortages, and turnover— risk a return to unstocked shelves, operational challenges and their negative impact on customer experience.

Reporting indicates that 150,000 Walmart workers were on leave of absence across the country as of mid-April, representing 10% of Walmart’s workforce.50 To fill these gaps, Walmart announced it had hired 235,000 mostly temporary workers in the U.S.51 Given rapidly changing public health guidance and corporate policies and procedures, as well as continued leaves, this staff churn raises concerns about Walmart’s ability to quickly implement new policies and train workers accordingly.

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"There's been publicity about how the store hours are being shortened so we can stock and deep clean. ***But there isn't deep cleaning going on in my store.*** *They're running floor machines more often, but that's about it. We don't even have a real third shift to deep clean at my store. There are only 3 or 4 people working overnight, and we were understaffed before.*

We couldn't keep the store stocked before this all happened. Now it's worse. We had 33 callouts one weekend, and broke 40 the next. That doesn't include the people that are on leave. We're missing management in lots of areas; we're being moved around. I'm usually in paints and I'm getting sent to manage the pharmacy area where there's lots of traffic. We had no CSM [customer service manager] in store one weekend, and had managers doing that work instead.

The staffing is making things much worse. It's not just shortages -- there's stock in the back but we can't get it out on the floor. And everyone is so busy that there's not time to restock, let alone do extra to clean. Everyone's having to work faster and harder. ***The company is losing revenue because shelves are empty****... We don't have the employees to stock the shelves."*

- Kenosha WI, May 12, 2020

Failures expose Walmart to legal and regulatory risks

Legal risks related to Walmart’s response to the crisis have already begun to materialize. Walmart has been sued by the family of Wando Evans, a worker who died of COVID-19, alleging Walmart knew about the potential outbreak in the store and failed to notify workers or fulfil its duty of care to workers and customers at the store.52 At the same store, local officials temporarily suspended the store’s liquor license amid concerns about the outbreak, though it has since been reinstated.53 The spate of outbreaks at Massachusetts Walmarts has also prompted congressional scrutiny.54

Walmart’s record of legal and regulatory violations heightens these risks. Walmart has paid more than $2 billion in fines, penalties, legal settlements and judgments over the past 20 years for violations of workers’ rights, consumer protections, environmental laws and the Foreign Corrupt Practices Act, compared with $208 million for Costco, Target and Amazon combined.55 The average annual cost of violations has risen since McMillon became CEO, heightening the need for strong oversight.56

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Current channels for associate feedback are inadequate

The gaps, inconsistencies, and failures of Walmart’s pandemic response sharply illustrate deficiencies in Walmart’s communication and feedback mechanisms. In opposing the proposal to include hourly associates on the Board, Walmart claims that it has adequate channels for communicating with and obtaining feedback from frontline workers, but workers report that those mechanisms are not effective.

Walmart’s own proxy statement does not reflect independent Board-level direct engagement with frontline workers and there is no formal mechanism for independent directors to do so in a way that is not mediated by many layers of middle and senior management.

Current Board structure does not provide for workforce health and safety risk management and Board composition reflects lack of retail experience among independent directors

Walmart’s Board of Directors has a critical role in overseeing corporate management through the coronavirus pandemic. The governance failures evident before and during this crisis raise serious questions about the Board’s oversight and management of risk. Despite its status as the largest brick-and-mortar retailer and largest private sector employer in the United States, Walmart has no committee with identified responsibility for oversight of risks related to health and safety for associates and customers. While the Compensation and Management Development Committee (CMDC) has nominal responsibility for human capital management, the proxy statement and CMDC Charter are silent regarding oversight of workforce health and safety risks.57

The proxy statement also claims that the Board delegates its environmental, social, and community risk management, along with legislative affairs and public policy engagement strategy, to the Nominating and Governance Committee (NGC). Nowhere in the proxy statement or the NGC Charter is there any reference to the Board’s structure or process for managing risks to customers or public health and safety.58

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Walmart’s 2020 proxy statement says that “as the world’s largest retailer, we seek directors who possess an understanding of financial, operational, and strategic issues facing large retail companies.”59 However, none of the four Board members identified in the proxy as having retail experience is designated as independent by Walmart or has proxy-reported retail experience outside Walmart. Three of the four are members of the founding family: S. Robson (Rob) Walton, his son-in-law Gregory B. Penner and his nephew Steuart L. Walton.60

Steuart Walton’s proxy biography asserts that he “has a strong history and familiarity with our company and its retail operations” [emphasis in the original]. However, the proxy provides no support for the claim of “retail operations” experience. His proxy-reported experience consists of a 20-month tenure as Senior Director of International Mergers and Acquisitions for Walmart's international division and experience in investment management and aircraft manufacturing.61

This puts Walmart out of step with its peers, where independent directors with retail experience serve on the boards of four of its five largest retail competitors, measured by annual U.S. sales:62 Amazon,63 The Kroger Co.,64 Walgreens Boots Alliance,65 and The Home Depot.66

An hourly associate Board member would bring vital expertise in the day-to-day operations of Walmart stores and be aligned with the interests of long-term shareholders. Their insights would help mitigate reputational, operational, and legal risks. Such a director could rigorously scrutinize risky corporate behavior, short-termism, and misaligned compensation incentives for executives. A frontline hourly associate Board member would not have the same conflicts of interests as senior executives nor raise the same kinds of concerns as having executive-level employees serve on the Board as non-independent directors. Despite already having a relatively high number of non-independent directors, Walmart would still be able to easily maintain a majority-independent Board and staff key committees with independent directors if an hourly associate were added to the Board as currently constituted.

Non-management employee representation on boards is a proven governance solution

Comparative studies of hundreds of corporations in more than a dozen European countries show the benefits of employee representation. Companies with employees on their boards pay higher dividends, are less likely to take short-term risks that only benefit insiders and respond more nimbly to economic downturns, while reporting similar or slightly enhanced profitability compared with peers that lack employee board members. Specific research findings include:

●	A review of corporate governance in Germany published in the Journal of Financial Economics found firms with board-level employee representation are more likely to pay a dividend and offer “dividend yields [which] are significantly greater” than those of firms lacking employee representation. The authors also inferred that employee directors play a valuable role in opposing “projects that do not benefit small shareholders,” possibly because they can provide information about the economic feasibility of projects and curb investment in managerial perquisites, expropriation by large insiders seeking private benefits of control, and cronyism.[67]

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●	A 2020 paper by economists at MIT and UC Berkeley found that worker representation “increased labor productivity” – specifically, they found “that shared governance increases value added per worker by 16% to 21%, with no effects on total factor productivity” based on a review of firm-level data from Germany.[68]
●	Board-level employee representation appears to play an especially valuable role in periods of economic crisis. A study of cost-cutting measures adopted by 365 Danish, Swedish and Norwegian firms during the 2008-9 Great Recession found that during financial downturns, firms with board-level employee representation reduced labor costs without large-scale reductions in force by adopting mutually beneficial measures such as temporary layoffs, work sharing agreements and flexible work hours, which help retain an experienced workforce.[69]
●	A 2019 review of 2,000 merger and acquisition transactions involving firms in 15 European countries found that firms with employees on their boards engaged in fewer but more profitable merger and acquisition transactions, and that having board-level employee representatives “enhances shareholders’ wealth by curbing a firm’s excessive risk-taking behavior.”[70]
●	A study comparing similar German firms with and without employee representation on their supervisory boards found that those with employee representation enjoy “more favorable financing conditions.” It also found that such firms “conduct fewer and better M&A deals, have more stable cash flows and profits, and have lower idiosyncratic risk.” The authors attribute this to the fact that employees, like bank lenders, “are interested in the long-term survival and stability of the firm” and therefore tend to oppose transactions which would be viewed as risky by lenders.[71]

Conclusion

Walmart’s mishandling of the coronavirus pandemic creates substantial risks for investors -- risks that highlight weaknesses in management and oversight. Shareholders’ long-term interests would benefit from the knowledge and expertise an hourly associate would bring to Walmart’s Board.

As such, investors should vote FOR the proposal urging the Board to adopt a policy to include hourly associates as director candidates (Proposal 7).

We also recommend investors to vote FOR Proposal 8, urging the Board of Directors to strengthen Walmart’s prevention of workplace sexual harassment.

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1

https://www.bostonherald.com/2020/05/06/abington-avon-walmart-stores-latest-to-close-as-coronavirus-hits-4-massachusetts-locations/

2 https://www.wsj.com/articles/walmarts-coronavirus-challenge-is-just-staying-open-11587221657

3 Sam Walton with John Huey, Made in America: My Story, Bantam Edition, 1993, at 316.

4 Walmart Inc. Definitive Proxy Statement, filed April 23, 2020 (hereinafter, “Walmart 2020 Proxy”), at 95, available at https://www.sec.gov/Archives/edgar/data/104169/000120677420001271/wmt3661691-def14a.htm

5 Interviews conducted with Walmart associates between April 28, 2020 and May 18, 2020.

6 http://changewalmart.org/wp-content/uploads/2016/09/WalmartsLaborProblem.pdf

7 Nikki Thanos and Maggie Corser, "Trapped In Part-Time: Walmart’s Phantom Ladder of Opportunity," United for Respect, Fair Workweek Initiative, Center for Popular Democracy, 2018 (hereinafter, “Trapped In Part-Time”), available at https://united4respect.org/wp-content/uploads/2019/09/Part-Time-Full-Report-Web.pdf.

8https://www.freshfruitportal.com/news/2020/02/03/amazon-to-shake-up-grocery-retail-despite-major-retailers-still-in-the-lead/

9 https://ilsr.org/wp-content/uploads/2019/06/Walmart_Grocery_Monopoly_Report-_final_for_site.pdf

10 https://www.nbcnews.com/politics/white-house/unreleased-white-house-report-shows-coronavirus-rates-spiking-heartland-communities-n1204751

11 https://www.usnews.com/news/health-news/articles/2020-05-12/covid-19-now-reaching-into-rural-america

12 http://www.worcesterma.gov/announcements/covid-19-update-for-may-2-2-297-positive-cases#idlfjQPXbgQsVyD15DwYbqWg; https://www.miamiherald.com/news/coronavirus/article242468711.html

13 https://wwmt.com/news/coronavirus/2nd-walmart-in-state-closes-after-virus-death-other-cases; https://www.markey.senate.gov/news/press-releases/warren-markey-massachusetts-delegation-call-on-walmart-to-protect-workers-in-massachusetts-stores; https://www.wbur.org/news/2020/05/09/three-mass-walmart-locations-closed-after-employees-test-positive-for-the-coronavirus

14 http://tchd.org/CivicAlerts.aspx?AID=384&ARC=807

15 https://www.bostonglobe.com/2020/05/05/business/how-walmart-worcester-became-coronavirus-hot-spot/ ;

https://www.wbjournal.com/article/worcester-county-coronavirus-deaths-reached-444-this-weekend ; https://www.wbur.org/news/2020/05/09/three-mass-walmart-locations-closed-after-employees-test-positive-for-the-coronavirus; https://www.markey.senate.gov/news/press-releases/warren-markey-massachusetts-delegation-call-on-walmart-to-protect-workers-in-massachusetts-stores; https://www.cnn.com/2020/05/08/business/elizabeth-warren-walmart-coronavirus-massachusetts/index.html

16 US Centers for Disease Control, "Interim Guidance for Businesses and Employers to Plan and Respond to Coronavirus Disease 2019 (COVID-19), February 2020," as posted on the internet February 8, 2020, available at https://web.archive.org/web/20200208205511/https://www.cdc.gov/coronavirus/2019-ncov/guidance-business-response.html

17 Dacona Smith, Executive Vice President and Chief Operating Officer, Walmart U.S., "Changes to Our Shopping Process to Encourage Social Distancing," Walmart Corporate Announcement, April 3, 2020, https://corporate.walmart.com/newsroom/2020/04/03/changes-to-our-shopping-process-to-encourage-social-distancing; Hayley Peterson, "Walmart will start counting shoppers at the door and limiting how many can enter," Business Insider, April 5, 2020, https://www.businessinsider.com/walmart-will-count-shoppers-limit-how-many-can-enter-2020-4

18 https://www.wagmtv.com/content/news/Stores-to-begin-limiting-number-of-shoppers-in-an-effort-to-limit-spread-of-Covid-19-569272611.html

19 https://www.bostonglobe.com/2020/03/25/metro/ri-sees-rise-coronavirus/

20 https://www.thedenverchannel.com/news/coronavirus/health-department-closes-aurora-walmart-amid-covid-19-deaths-positive-cases-connected-to-store

21 https://web.archive.org/web/20200208205511/https://www.cdc.gov/coronavirus/2019-ncov/guidance-business-response.html and https://web.archive.org/web/20200315221052/https://www.cdc.gov/coronavirus/2019-ncov/community/index.html and https://web.archive.org/web/20200324012056/https://www.cdc.gov/coronavirus/2019-ncov/community/guidance-business-response.html For COVID-19 case data see https://www.statista.com/chart/20634/confirmed-coronavirus-cases-timeline/ and

"How Walmart is Responding to the Coronavirus," January 31, 2020, Walmart Corporate Announcement, https://corporate.walmart.com/newsroom/2020/01/31/how-walmart-is-responding-to-the-coronavirus; https://www.wsj.com/articles/walmarts-coronavirus-challenge-is-just-staying-open-11587221657; Dacona Smith, Executive Vice President and Chief Operating Officer, Walmart U.S., "Walmart Continues Focus on Health and Safety," Walmart Corporate Announcement, March 24, 2020, https://corporate.walmart.com/newsroom/2020/03/24/walmart-continues-focus-on-health-and-safety; Dacona Smith, Executive Vice President and Chief Operating Officer, Walmart U.S., "Changes to Our Shopping Process to Encourage Social Distancing," Walmart Corporate Announcement, April 3, 2020, https://corporate.walmart.com/newsroom/2020/04/03/changes-to-our-shopping-process-to-encourage-social-distancing; Hayley Peterson, "Walmart will start counting shoppers at the door and limiting how many can enter," Business Insider, April 5, 2020, https://www.businessinsider.com/walmart-will-count-shoppers-limit-how-many-can-enter-2020-4

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22 Participants were recruited via ads on social media targeted to self-identified Walmart employees and asking them to share their experiences through an online survey conducted by United for Respect. Data was collected May 1 - 8, 2020. In total, 1582 Walmart associates fully completed the survey and their experiences are represented in this report. Responses came from all 50 states. Limitations include recruitment bias – associates had to use and be willing to respond to surveys on social media - and self-selection - individuals chose whether or not to respond and complete the survey. All participation was voluntary, and participants received no compensation for their participation. All information is self-reported and could not be independently verified. (“UFR Survey, May 2020”)

23 UFR Survey, May 2020

24 https://www.arkansasonline.com/news/2020/may/17/walmart-not-yet-lifting-virus-rules-202/ .. Full complaint is on file with Majority Action

25 https://shift.berkeley.edu/essential-and-unprotected-covid-19-related-health-and-safety-procedures-for-service-sector-workers/

26 https://corporate.walmart.com/newsroom/2020/03/10/new-covid-19-policy-to-support-the-health-of-our-associates

27 Trapped in Part-Time, at 10

28 Trapped in Part-Time, at 17

29 UFR Survey, May 2020

30 UFR Survey, May 2020

31 US Centers for Disease Control, "Interim Guidance for Businesses and Employers to Plan and Respond to Coronavirus Disease 2019 (COVID-19), February 2020," as posted on the internet February 8, 2020, available at https://web.archive.org/web/20200208205511/https://www.cdc.gov/coronavirus/2019-ncov/guidance-business-response.html

32 https://www.newsbreak.com/news/0OgNIVFx/family-of-walmart-worker-who-died-of-covid-19-files-wrongful-death-suit

33 https://www.chicagotribune.com/suburbs/daily-southtown/ct-sta-walmart-wrongful-death-lawsuit-st-0407-20200407-ebmyt3bfxjh5xh7tx4nf5gy4z4-story.html

34 https://www.reuters.com/article/us-health-coronavirus-walmart-lawsuit/estate-of-walmart-worker-who-died-from-covid-19-sues-for-wrongful-death-idUSKBN21P2AG

35 Trapped In Part-Time, at 17; https://www.nytimes.com/2020/03/14/opinion/sunday/coronavirus-paid-sick-leave.html

36 Anthony Roberts, “Wal-Mart’s Limited Grown in Urban Retail Markets: The Cost of Low Labor Investment,” UCLA IRLE, at 1, 28 (Nov. 2015), available at https://escholarship.org/uc/item/1pb1w5hs

37 See https://www.adweek.com/brand-marketing/walmart-trying-brand-itself-socially-conscious-165034/

38 https://www.bloomberg.com/news/articles/2018-06-25/walmart-s-image-takes-a-dive-despite-effort-to-alter-narrative; https://www.theacsi.org/news-and-resources/customer-satisfaction-reports/reports-2020/acsi-retail-and-consumer-shipping-report-2019-2020; https://www.consumerreports.org/products/grocery-stores-supermarkets/ratings-overview/; https://www.consumerreports.org/products/appliance-stores/ratings-overview/; https://www.consumerreports.org/products/walk-in-pharmacies/ratings-overview/; https://www.consumerreports.org/products/tire-stores/ratings-overview/

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39 https://www.statista.com/statistics/205609/median-household-income-in-the-top-20-most-populated-cities-in-the-us/

40 https://www.walmart.com/store/finder?location=san%20francisco&distance=50

41 https://www.walmart.com/store/finder?location=seattle&distance=50

42 https://www.walmart.com/store/finder?location=Boston&distance=50

43 https://www.walmart.com/store/finder?location=New%20York&distance=50

44 https://www.marketwatch.com/story/walmart-hit-with-wrongful-death-lawsuit-by-estate-of-worker-who-died-of-coronavirus-2020-04-06 (4/8/2020) ; https://www.wdsu.com/article/3-walmart-locations-in-new-orleans-metro-to-close-for-one-day-for-cleaning-due-to-covid-19/32085688 (4/8/2020); https://www.reviewjournal.com/investigations/fourth-walmart-worker-tests-positive-for-coronavirus-at-same-store-2002586/ (4/8/2020); https://www.nj.com/coronavirus/2020/04/walmart-wont-say-if-workers-have-coronavirus-as-some-nj-stores-temporarily-close.html (4/22/2020); https://www.ktsm.com/local/el-paso-news/el-paso-walmart-defies-mask-mandate-corporate-responds/ (4/25/2020); https://www.kmvt.com/content/news/Walmart-delivers-statement-on-rumors-of--569978821.html (4/27/2020); https://www.thedenverchannel.com/news/coronavirus/aurora-walmart-closed-after-covid-19-outbreak-including-3-deaths-allowed-to-reopen (4/26/2020); https://www.westernmassnews.com/news/walmart-in-springfield-to-close-for-cleaning/article_d4f5a022-8821-11ea-b03b-8bb0b61491b3.html (4/26/2020); https://www.syracuse.com/coronavirus/2020/04/onondaga-county-warns-of-potential-coronavirus-exposure-at-target-walmart.html (4/27/2020); https://www.nbcboston.com/news/coronavirus/58-new-coronavirus-cases-at-worcester-walmart-bringing-total-to-81/2117753/ (5/3/2020)

45 https://www.bloomberg.com/news/articles/2019-11-22/walmart-s-jet-to-cease-its-new-york-city-fresh-grocery-business

46 https://www.reptrak.com/blog/us-consumers-question-strength-of-public-health-system-in-the-wake-of-covid19/

47 https://www.bostonglobe.com/2020/05/05/business/how-walmart-worcester-became-coronavirus-hot-spot/

48 http://changewalmart.org/wp-content/uploads/2016/09/WalmartsLaborProblem.pdf

49 https://www.businessinsider.com/wal-marts-ceo-reveals-8-main-problems-2015-4

50 https://www.wsj.com/articles/walmarts-coronavirus-challenge-is-just-staying-open-11587221657

51 https://corporate.walmart.com/newsroom/2020/05/19/walmart-releases-q1-fy21-earnings; https://corporate.walmart.com/newsroom/2020/03/19/walmart-announces-special-cash-bonus-and-early-payment-of-q1-bonuses-totaling-nearly-550-million-for-hourly-associates

52 https://www.reuters.com/article/us-health-coronavirus-walmart-lawsuit/estate-of-walmart-worker-who-died-from-covid-19-sues-for-wrongful-death-idUSKBN21P2AG

53 https://www.chicagotribune.com/suburbs/daily-southtown/ct-sta-walmart-wrongful-death-lawsuit-st-0407-20200407-ebmyt3bfxjh5xh7tx4nf5gy4z4-story.html

54 https://www.markey.senate.gov/news/press-releases/warren-markey-massachusetts-delegation-call-on-walmart-to-protect-workers-in-massachusetts-stores

55 https://www.goodjobsfirst.org/violation-tracker

56 https://violationtracker.goodjobsfirst.org/prog.php?parent=walmart

57 Walmart 2020 Proxy, at 29; https://stock.walmart.com/investors/corporate-governance/board-of-directors-committee-information/compensation-nominating-and-governance-committee/default.aspx

58 Walmart 2020 Proxy, at 29; https://stock.walmart.com/investors/corporate-governance/board-of-directors-committee-information/nominating--governance-committee/default.aspx

59 Walmart 2020 Proxy, at 12.

60 Walmart 2020 Proxy

61 Walmart 2020 Proxy, at 19.

62 https://nrf.com/resources/top-retailers/top-100-retailers/top-100-retailers-2019

63 Amazon.com Inc. Definitive 2020 Proxy Statement, filed April 16, 2020, at 6, available at https://www.sec.gov/Archives/edgar/data/1018724/000119312520108422/d897711ddef14a.htm.

64 The Kroger Co. Definitive 2020 Proxy Statement, filed May 12, 2020, at 6-7, available at https://www.sec.gov/Archives/edgar/data/56873/000114036120011379/nc10008523x1_def14a.htm.

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65 Walgreens Boots Alliance Inc. Definitive 2020 Proxy, filed December 10, 2019, at 17-19, available at https://www.sec.gov/Archives/edgar/data/1618921/000120677419003835/wba3593081-def14a.htm.

66 The Home Depot Inc. Definitive 2020 Proxy Statement, filed April 6, 2020, at 18-19, available at https://www.sec.gov/Archives/edgar/data/354950/000035495020000024/hd-2020proxystatement.htm.

67 Larry Fauver and Michael E. Fuerst, “Does Good Corporate Governance Include Employee Representation: Evidence from German Corporate Boards,” at 20, 23--24 (2005), available at https://www.sciencedirect.com/science/article/pii/S0304405X06001140

68 Simon Jager, et. al., “Labor in the Boardroom,” at 2 (2020), available at http://economics.mit.edu/files/17273

69 Gregoric and Rapp, “Board-level Employee Representation and Firm’s Responses to Crisis,” at 3, 8 (2019), available at http://conference.iza.org/conference_files/EmRep_2018/gregoric_a26827.pdf and https://onlinelibrary.wiley.com/doi/abs/10.1111/irel.12241

70 Amirhossein Fard and Incheol Kim, “Labor Representation on Corporate Boards and Merger and Acquisition Performance,” at 1, 4-6 28-29 (2019), available at http://www.fmaconferences.org/NewOrleans/Papers/AmirHFard_FMA.pdf

71 Chen Lin et al., “Employee Representation and Financial Leverage,” at 17-19 (2016), available at https://yuhai.merage.uci.edu/LinSchmidXuanEmployeeRepresentationAndFinancialLeverageJFE.pdf

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